BlueBay Code of Ethics and RBC Code of Conduct
December 2021

Relevant Rules:	Rule 204A-1 under the Investment Adviser Act (the “Code of Ethics Rule”); NFA Compliance Rule 2-29
Rules Summary:

Registered Investment Advisers are required to adopt a code of ethics. The code of ethics must set forth standards of conduct expected of advisory personnel. All Covered Persons are required to comply with BlueBay’s internal policies and procedures, including HR and Compliance policies.

Policy Owner(s)	Version #	Date of Last Review	Date of Next Review	Approver(s)
Compliance	2	December 2021	December 2022	Michael Timotheou

The BlueBay Code of Ethics

The BlueBay Code of Ethics requires Covered Persons to:

▪ Act with integrity, competence, diligence, respect and in an ethical manner with clients/investors, prospective clients/investors, and all other persons with whom you deal in the course of your business activities;

▪ Place the interests of clients/investors above your own personal interests;

▪ Use reasonable care and exercise independent and objective professional judgement when carrying out your duties for clients/investors, and prospective clients/investors, and with persons with whom you interact in the course of carrying out your duties;

▪ Promote the integrity of, and uphold the laws and rules governing, capital markets and the investment management profession;

▪ Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals with whom you interact; and

▪ Ensure that all verbal and written communication, including Bloomberg messages, Bloomberg instant messages, and email messages, are professional and do not include any material that could be regarded as inappropriate or offensive.

Covered Persons are reminded that all Bloomberg messages, Bloomberg instant messages, and email messages received and sent, including those deleted, are stored in accordance with BlueBay’s record keeping policies, in archive systems that can be accessed at the request of a regulator.

The RBC Code of Conduct

BlueBay’s parent company, Royal Bank of Canada (RBC), requires staff from all group entities to acknowledge and comply with the RBC Code of Conduct (the “Code”). The Code incorporates RBC’s key values (integrity, in particular) and sets out the standards that we expect within our firm.

BlueBay has a separate framework of policies and procedures which align BlueBay’s principles and staff obligations with those of RBC. Covered Persons are required to comply with BlueBay’s internal policies (including those maintained by BlueBay’s Compliance, HR, Communications, and Information Security teams) which contain equivalent requirements to the RBC policies referenced in the Code. Covered Persons are not able to access the links in the Code but you can view the Code as well as the documents referenced within it, on BlueBay’s HR intranet site.

This document is proprietary information of the BlueBay group, and it may be issued in the European Economic Area (EEA), by BlueBay Funds Management Company S.A. (the ManCo), whichis regulatedby the Commissionde Surveillancedu Secteur F inancier (CSSF). In Germany and Italy, the ManCo is operating under a branch passport pursuant to the Undertakings for Collective Investment in Transferable Securities Directive (2009/65/EC) and the Alternative Investment Fund Managers Directive (2011/61/EU). In the United Kingdom (UK) by BlueBay Asset Management LLP (BBAM LLP), whichis authorised and regulated by the UK Financial Conduct Authority (FCA), registered with the US Securities and Exchange Commission (SEC) and is a member of the National Futures Association (NFA) as authorised by the USCommodity Futures Trading Commission (CFTC). In Switzerland, by BlueBay Asset Management AG where the Representative and Paying Agent is BNP Paribas Securities Services, Paris, succursale de Zurich, Selnaustrasse 16, 8002 Zurich, Switzerland. The placeof performanceis at the registered office of the Representative. The courts of the registered office of the Swiss representative shall havejurisdiction pertaining to claims in connection with thedistribution of shares in Switzerland. In Japan, by BlueBay Asset Management International Limited which is registered with the Kanto Local Finance Bureau of Ministry of Finance, Japan. In Australia, BBAM LLP is exempt from the requirement to hold an Australian financial services license under the Corporations Act in respect of financial services as it is regulated by the FCA under the laws of the UK which differ from Australian laws. In Canada, BBAM LLPis not registered under securities laws and is relying on the international dealer exemption under applicableprovincial securities legislation, which permits BBAM LLP to carry out certain specified dealer activities for those Canadian residents that qualify as "a Canadianpermitted client”, as such term is defined under applicable securities legislation. The BlueBay groupentities notedaboveare collectively referred to as “BlueBay” within this document. The registrations andmemberships noted should not beinterpreted as an endorsement or approval of BlueBay by the r espective licensing or registering authorities.

This document is intended only for “professional clients” and“eligible counterparties” (as defined by the Markets in Financial

Instruments Directive (“MiFID”) or in the US by “accredited investors” (as defined in the Securities Act of 1933) or “qualified purchasers” (as defined in the Investment Company Act of 1940) as applicableand should not be relied upon by any other category of customer. Policy wording is subject to change without notice. No part of this document may be reproduced, redistributed or passed on, directly or indirectly, to any other person, or published for any purpose without the prior written consentof BlueBay. Copyright 2022 © BlueBay is a wholly-ownedsubsidiary of Royal Bank of Canada (RBC), and BlueBay may be considered to berelated and/or connected to RBC and its other affiliates. ® Registered trademark of RBC. RBC GAMis a trademark of RBC. BlueBay Funds Management Company S.A., registered office 4, Boulevard Royal L-2449 Luxembourg, company registered in Luxembourg number B88445. BlueBay Asset Management LLP, registered office 77 Grosvenor Street, London W1K 3JR, partnership registered in England and Wales number OC370085. The term partner refers to a member of the LLP or a BlueBay employee with equivalent standing.

Details of members of the BlueBay Groupand further important terms which this messageis subject to can be obtained at www.bluebay.com.

All rights reserved.